

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 21, 2023

Aidy Chou
Chief Executive Officer
Armlogi Holding Corp.
20301 East Walnut Drive North
Walnut, California, 91789

> **Re: Armlogi Holding Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed November 9, 2023**
> **File No. 333-274667**

Dear Aidy Chou:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 16, 2023 letter.

Amendment No. 1 to Registration Statement on Form S-1

Cover Page

1.   We note you disclose that the Representative's Warrants are exercisable during the five year period from the commencement of sales of the offering, which appears consistent with Section 2(g) of your Form of Underwriting Agreement filed as Exhibit 1.1. However you disclose on page 75, in your Fee Table Exhibit, and in your Form of Representative's Warrant Agreement attached as Exhibit B to your underwriting agreement, that the Warrants have an initial exercise date beginning from six months following the date of the commencement of sales of this offering. Please revise to clarify these conflicting disclosures and consistently disclose the initial exercise date.

Please contact Joanna Lam at 202-551-3476 or Raj Rajan at 202-551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Purcell at 202-551-5351 or Kevin Dougherty at 202-551-3271 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Qiaozi Guanglin